UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EMERGENT CAPITAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29102N105
(CUSIP Number)

Brett Lawrence Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 212-806-5422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert C. Knapp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides P Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RCK Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	⊠

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 5 (the “Amendment No. 5”) to Schedule 13D relates to the Schedule 13D filed on August 4, 2017 (the “Original Schedule 13D”, as amended by that Amendment No. 1 to the Schedule 13D filed on August 24, 2017, as further amended by that Amendment No. 2 to the Schedule 13D filed on January 2, 2018, as further amended by that Amendment No. 3 to the Schedule 13D filed on January 2, 2019, and as further amended by that Amendment No. 4 to the Schedule 13D filed on February 8, 2019, the “Amended Schedule 13D”) by Ironsides Partners LLC (“Ironsides”), Robert C. Knapp, Ironsides P Fund L.P. (“P Fund”), Ironsides Partners Special Situations Master Fund II L.P. (“Master Fund”), Ironsides Partners Special Situations Master Fund III L.P. (“Fund III”), Ironsides Partners Special Situations Fund GP LLC (“GP Fund”) and RCK Holdings LLC (“RCK Holdings”) relating to the common stock, $0.01 par value (the “Common Stock”) of Emergent Capital, Inc. (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Amended Schedule 13D.

Except as specifically amended by this Amendment No. 5, the Amended Schedule 13D is unchanged.

Item 2.  Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

“a.  Name

This Statement is being filed by Ironsides Partners LLC (“Ironsides”), Robert C. Knapp, Ironsides P Fund L.P. (“P Fund”), Ironsides Partners Special Situations Master Fund II L.P. (“Master Fund”), Ironsides Partners Special Situations Master Fund III L.P. (“Fund III”), Ironsides Partners Special Situations Fund GP LLC (“GP Fund”) and RCK Holdings LLC (“RCK Holdings”, and together, the “Reporting Persons”).

b.  Residence or Business Address

The business address of the Reporting Persons is c/o Ironsides Partners LLC, 100 Summer Street, Suite 2705, Boston, MA 02110.

c.  Occupation

Ironsides provides investment management services and serves as the investment manager of Master Fund, Fund III and GP Fund.  Master Fund and Fund III are Cayman Islands exempted limited partnerships which invest in securities and engages in all related activities and transactions.  GP Fund is a Delaware limited liability company which invests in securities and engages in all related activities and transactions.  RCK Holdings is a Delaware limited liability company which invests in securities and engages in all related activities and transactions.

Mr. Knapp is the President and Managing Director of Ironsides and the sole managing member of RCK Holdings, which, in turn, is (i) 99% owner and the sole manager of Ironsides and (ii) the sole member of (A) GP Fund, which is the General Partner of Master Fund, (B) Ironsides Partners Special Situations Fund III GP, LLC, a Delaware limited liability company, which is the General Partner of Fund III and (C) Ironsides P Fund GP LLC, a Delaware limited liability company, which is the General Partner of P Fund, a Delaware limited partnership which invests in securities and engages in all related activities and transactions.

d. – e.   Convictions and Civil Judgments

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.  Citizenship

Ironsides is a Delaware limited liability company, P Fund is a Delaware limited partnership, Master Fund is an exempted Cayman Islands limited partnership, Fund III is an exempted Cayman Islands limited partnership, GP Fund is a Delaware limited liability company, RCK Holdings is a Delaware limited liability company and Mr. Knapp is a citizen of the United States of America.”

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended and supplemented by adding the information below:

“On December 23, 2019, in connection with a pro rata distribution by Master Fund to its partners, GP Fund and RCK Holdings acquired $57,382 and $1,092,000, respectively, in aggregate principal amount of the Issuer’s 5.0% Convertible Notes and warrants to acquire 3,794 and 74,000 shares of common stock, respectively, from Master Fund for no consideration.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

“a.  As of January 2, 2020, the Reporting Persons are not beneficial owners of the Issuer’s Common Stock.  Notwithstanding, as of January 2, 2020, the Reporting Persons held (a) $38,664,665 in aggregate principal amount of 5.00% Convertible Notes and (b) Common Stock Purchase Warrants to purchase up to 1,491,000 shares of Common Stock. If fully convertible or exercisable, the Reporting Persons would own (i) 19,332,332 shares of Common Stock in respect of the conversion of the 5.00% Convertible Notes (representing 10.90% of the outstanding shares of Common Stock) and (ii) 1,491,000 shares of Common Stock in respect of the exercise of the Common Stock Purchase Warrants (representing 0.93% of the outstanding shares of Common Stock), and if all 5.00% Convertible Notes and Common Stock Purchase Warrants held by P Fund, Fund III GP Fund and RCK Holdings, as applicable, were converted or exercised, the Reporting Persons would own, in the aggregate, 20,823,332 shares of Common Stock representing 11.64% of the outstanding shares of Common Stock.1  As of January 2, 2020, P Fund held $29,447,283 in aggregate principal amount of 5.00% Convertible Notes, representing 14,723,642 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes and a Common Stock Purchase Warrant exercisable into 1,413,206 shares of Common Stock.  As of January 2, 2020, GP Fund held $57,382 in aggregate principal amount of 5.00% Convertible Notes, representing 28,691 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes and a Common Stock Purchase Warrant exercisable into 3,794 shares of Common Stock.  As of January 2, 2020, RCK Holdings held $1,092,000 in aggregate principal amount of 5.00% Convertible Notes, representing 546,000 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes and a Common Stock Purchase Warrant exercisable into 74,000 shares of Common Stock.  By virtue of his relationship with P Fund, Fund III, GP Fund, RCK Holdings and Ironsides, Mr. Knapp may have been deemed to be the beneficial owner of the 5.00% Convertible Notes held by P Fund, Fund III, GP Fund and RCK Holdings and the Common Stock Purchase Warrants held by P Fund, GP Fund and RCK Holdings.  The conversion of the 5.00% Convertible Notes and the exercise of the Common Stock Purchase Warrants are subject to a limitation imposed by Florida State law that voids any conversion of the 5.00% Convertible Notes and the exercise of the Common Stock Purchase Warrants to the extent that, after such conversion or exercise, the holder thereof would, directly or indirectly, own more than 10% of the outstanding shares of Common Stock, unless such holder has first applied for and obtained regulatory approval from the Florida Office of Insurance Regulation.  The Reporting Persons have not sought, and have no intention to seek, such approval, and as such, the Reporting Persons may convert the 5.00% Convertible Notes and exercise the Common Stock Purchase Warrants into no more than approximately 17,366,4022 shares of Common Stock.

b.  By reason of his control of Ironsides, GP Fund, RCK Holdings and the General Partner of each of Master Fund, Fund III and P Fund as described in Item 2, Mr. Knapp may be deemed to possess the power to vote and dispose of the securities directly owned by Master Fund, Fund III, P Fund, GP Fund and RCK Holdings.

c.  The transactions with respect to the Issuer effected by the Reporting Persons in the past 60 days are set forth below.

Transactions in securities of Emergent Capital, Inc. convertible or exercisable into Common Stock during the preceding 60 days
Transaction Date	Party	Security	Acquired/Disposed	Amount	Price
12/23/2019	Master Fund	Common Stock Purchase Warrant	Disposed	Right to Purchase 586,794 shares of Common Stock	Disposed in connection with distribution to partners for no consideration.
12/23/2019	GP Fund	Common Stock Purchase Warrant	Acquired	Right to Purchase 3,794 shares of Common Stock	Acquired from Master Fund in connection with Master Fund’s distribution to partners for no consideration.
12/23/2019	RCK Holdings	Common Stock Purchase Warrant	Acquired	Right to Purchase 74,000 shares of Common Stock	Acquired from Master Fund in connection with Master Fund’s distribution to partners for no consideration.
12/23/2019	Master Fund	5.00% Convertible Notes	Disposed	$8,405,382	Disposed in connection with distribution to partners for no consideration.
12/23/2019	GP Fund	5.00% Convertible Notes	Acquired	$57,382	Acquired from Master Fund in connection with Master Fund’s distribution to partners for no consideration.
12/23/2019	RCK Holdings	5.00% Convertible Notes	Acquired	$1,092,000	Acquired from Master Fund in connection with Master Fund’s distribution to partners for no consideration.

d.  No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

e.  Not applicable.”

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the information below:

“Exhibit XI: Amended and Restated Agreement of Joint Filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.”

1 Based on 158,051,803 shares of Common Stock outstanding as of October 8, 2019, as reported by the Issuer in its Form 10-Q filed on October 9, 2019.
2 This amount represents approximately 9.90% of the shares of Common Stock on an as converted basis, assuming 158,051,803 shares of Common Stock are outstanding immediately prior to the conversion of the 5.00% Convertible Notes and/or exercise of the Common Stock Purchase Warrants.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2020

IRONSIDES PARTNERS LLC

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	President

Robert C. Knapp

/s/ Robert Knapp

IRONSIDES P FUND L.P.

By:	Ironsides P Fund GP LLC, its General Partner

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

IRONSIDES PARTNERS SPECIAL SIUTATIONS MASTER FUND II L.P.

By:	Ironsides Partners Special Situations Fund GP LLC, its General Partners

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

IRONSIDES PARTNERS SPECIAL SIUTATIONS MASTER FUND III L.P.

By:	Ironsides Partners Special Situations Fund III GP LLC, its General Partners

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

IRONSIDES PARTNERS SPECIAL SIUTATIONS FUND GP LLC

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

RCK HOLDINGS LLC

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager